UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated November 19, 2007.

Press Release

For your business and technology editors

ABB completes sale of Lummus Global

Zurich, Switzerland, November 19, 2007 – ABB, the leading power and automation technology group, has completed the sale of its downstream oil and gas business Lummus Global to Chicago Bridge & Iron Co. (CB&I) for an enterprise value of $950 million.

ABB and CB&I announced the transaction in August. ABB has received net cash proceeds of approximately $800 million, which will be booked in the fourth quarter.

As previously communicated, the sale triggered an accelerated $204 million payment by ABB to the CE Asbestos PI Trust, a trust fund set up to cover the asbestos liabilities of Combustion Engineering. This payment will be also booked in the fourth quarter.

As reported in August, ABB retains liability for potential fines and penalties arising from suspect payments discovered in connection with the divestment of this business. ABB will continue cooperating with the authorities in this matter.

In recent years, the ABB Group has been successfully focussing on its strengths in power and automation technologies. ABB’s automation and power businesses remain committed to the oil and gas sector and will continue to develop their long-standing relationships with these customers.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs more than 110,000 people.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich	Switzerland:	Tel. +41 43 317 7111
Wolfram Eberhardt, Thomas Schmidt	Sweden:	Tel. +46 21 325 719
Tel: +41 43 317 6568	USA:	Tel: +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: November 19, 2007	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel